UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Senior Executive Officer / Group CFO

December 17, 2021

Company:	Mizuho Financial Group, Inc.
Representative:	President & Group CEO Tatsufumi Sakai
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock code:	8411 (First Section of Tokyo Stock Exchange)

Company:	Mizuho Bank, Ltd.
Representative:	President & CEO Koji Fujiwara
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo

Submission of report complying with the corrective action

order issued by the Ministry of Finance of Japan to Mizuho Bank, Ltd.

On November 26, 2021, Mizuho Bank, Ltd., a subsidiary of Mizuho Financial Group, Inc., received a corrective action order from the Ministry of Finance of Japan in regard to insufficient performance of the confirmation obligations required of banks under the provisions of Article 17 of the Foreign Exchange and Foreign Trade Act.

We deeply apologize for the inconvenience and concern we have caused to our customers and society by allowing IT system failures to occur repeatedly in a short period of time and by failing to adequately ensure thorough operations under the Foreign Exchange and Foreign Trade Act of Japan.

At both Mizuho Financial Group and Mizuho Bank, we are treating the corrective action order with the utmost seriousness, and we are fully accounting for our mistakes. Mizuho Bank has been formulating measures to improve our operations and prevent further incidents, putting in place an audit framework, and undertaking other initiatives in line with the corrective action order, and today submitted a report on these initiatives to the Ministry of Finance.

At Mizuho Bank, to make certain that we do not commit the same mistakes in the future, we will implement the measures to improve operations and prevent further incidents as submitted today. In doing so, we will endeavor to enhance our structure for complying with foreign exchange laws and regulations.

I. Improving operations and preventing further incidents, based on the corrective action order

We are taking the corrective action order extremely seriously. As such, we have reassessed the causes of our errors and have formulated measures to improve operations and prevent further incidents. These measures will enable us to adopt a broader perspective meeting the needs of international business and to achieve appropriate and effective operations in connection with foreign exchange laws and regulations.

Going forward, we will position the implementation of our measures to improve operations and prevent further incidents as a company-wide effort to be pursued by all members of the organization.

1.	Rigorously improve executive officers and other employees’ knowledge and awareness of foreign exchange laws and regulations and relevant internal rules

(1)	Hold training to improve executive officers and other employees’ knowledge and risk management for foreign exchange laws and regulations, in line with their duties.

•

Both regularly training for all executive officers and employees and regularly training tailored to specific departments. Cover foreign exchange laws and regulations, related regulations, internal rules, and the roles and responsibilities each department performs in compliance with foreign exchange laws and regulations.

2.	Develop a structure for appropriate consideration and decision-making to comply with laws and regulations even during times of crisis

(1)	Clarify crisis response roles within the Compliance Group.

(2)	Review the emergency response project team.

•	Clarify the operation of committees, the points in need of confirmation, and the framework for sharing information between relevant departments during a crisis.

3.	Initiatives to secure stable anti-money laundering (AML), combating the financing of terrorism (CFT), and similar operations, including in regard to the Foreign Exchange and Foreign Trade Act

(1)	Review IT systems.

•	Improve system settings and bolster CPUs to enable steady processing through the processing deadline.

•	Analyze operational log data from the IT system and check for any issues in need of response.

•	Redevelop the IT system maintenance management framework for investigating causes and designing responses.

•	Establish a monitoring framework that includes checks of the load on IT system servers and clear roles and responsibilities for monitoring departments.

(2)	Expand the business contingency plans and organize the framework for AML and CFT operations.

•	Formulate the business contingency plans for AML and CFT operations which comply with the confirmation obligations under the provisions of Article 17 of the Foreign Exchange and Foreign Trade Act.

•

Clarify the transactions requiring same-day processing and the cut-off time for accepting such transactions. Improve the activation timing of the business contingency plan and the procedures for shifting to it.

•	Secure infrastructure and personnel for complete processing.

4.	Develop a structure for appropriately recognizing and assessing risk

(1)	Enhance initiatives to integrate the system and business contingency plans and improve our ability to respond to issues.

(2)	Facilitate regular communication between IT departments and user departments.

(3)	Hold regular meetings between departments handling foreign exchange operations.

5.	Improve control and check functions that can respond appropriately to revisions in laws and regulations

(1)

Recheck the process for performing confirmation obligations in accordance with Article 17 of Japan’s Foreign Exchange and Foreign Trade Act and execute of confirmation obligations in line with processes in each department.

(2)	Improve our ability to respond to events with the potential to be risk factors, including revisions to important laws, regulations, and systems, as well as the introduction of new products.

6.

Strengthen our organization and talent, as well as executive management involvement, both of which support the robust and continuous implementation of measures to improve operations and prevent further incidents

(1)	Strengthen our organization and talent

•

Establish a legal and regulatory response promotion team within the Compliance Group to centrally manage laws and regulations related to AML and CFT, which include foreign exchange laws and regulations.

•

In terms of foreign exchange legal and regulatory compliance, between departments that handle foreign exchange, develop and acquire personnel that can comprehensively oversee foreign exchange operations (including IT systems, transaction processes, and foreign exchange laws and regulations).

(2)	Strengthen executive management involvement

•	Establish an AML Subcommittee (tentative name)
-

Establish a new committee under the Compliance Committee (chaired by Chief Compliance Officer) with the aim to share information, including items requiring consideration by executive management, for such duties as decision-making and risk management in relation to the details of laws and regulations for foreign exchange, AML, and CFT. The committee will also monitor trends in such laws and regulations, including new enactments, revisions, and repeals, as well as the impact of such trends on actual operations and the status of our response.

•	Continuous messages from executive management regarding the importance of legal and regulatory compliance

-

Continuously deliver messages from executive management to all employees through a wide range of means in order to foster an enduring culture in which all employees recognize the importance of legal and regulatory compliance and consistently prioritize such compliance whenever making decisions about what actions to take.

•	Ensure the effectiveness of measures to improve operations and prevent further incidents through executive management involvement.

II. Establishing an audit framework

1.	Internal Audit Department audit framework

Implement items (1) through (3) below to establish a framework and examine the appropriateness of the analysis regarding the causes of the incidents, as well as the appropriateness of the measures to improve operations and prevent further incidents based on such factors as the causes and details of the decision-making. The framework will also serve to verify the appropriate implementation of said measures.

(1)	Revise the Audit Plan

•	Consider the audit policy for this audit based on risk assessment, and decide on the addition of this audit under the FY2021 Audit Operation Plan.

(2)	Acquire required audit personnel

•	Ensure the quality and number of required audit personnel to examine foreign exchange laws and regulations, as well as a broad range of related areas.

•	In terms of utilizing external expertise, due to the importance of this audit, enter into advisory agreements with external specialists.

•	Consider investing additional resources if deemed necessary in the future.

(3)	Establish a special team

•

Establish a project team in the Internal Audit Department since, based on factors such as the objectives of and areas subject to this audit, the framework required for this audit differs from standard audits.

2.	Audit & Supervisory Committee audit framework

The Audit & Supervisory Committee will add “compliance frameworks for laws and regulations including foreign exchange and trade” as a priority audit area in the Audit Plan, and will examine measures to improve operations and prevent further incidents, as well as the internal auditing framework.

Reference: Details of the corrective action order from the Ministry of Finance of Japan

Mizuho Bank: Foreign Exchange and Foreign Trade Act of Japan Article 17-2, Paragraph 1

1.

Formulate effective measures to improve operations and prevent further incidents in order to fully comply with the provisions of the Foreign Exchange and Foreign Trade Act in regard to economic sanctions such as asset freezes, as well as to fully comply with the provisions of the business improvement order based on said act.

(1)

Reassess the causes of the failure to appropriately perform the bank’s confirmation obligations under the provisions of Article 17 of the Foreign Exchange and Foreign Trade Act and the decision-making and events that led to said failure. Based on this, formulate effective measures to improve operations and prevent further incidents in order to redevelop the internal control structure appropriately for all economic sanctions, such as asset freezes, required by the Foreign Exchange and Foreign Trade Act.

(2)

Establish an audit framework to verify the efficacy of the analysis of the causes reassessed in (1) above; the appropriateness of the measures to improve operations and prevent further incidents, in light of the causes and decision-making processes above; and the proper implementation of said measures to improve operations and prevent further incidents.

2.

Submit a report on the measures to improve operations and prevent further incidents based on 1. (1) above (including measures already taken) and on the establishment of the audit framework based on 1. (2) above by Friday, December 17, 2021. Promptly implement the measures. Promptly submit additional reports should there be any changes or additions to the measures to improve operations and prevent further incidents or the establishment of the audit framework. For the immediate future, report on the implementation status of the measures to improve operations and prevent further incidents and the establishment of the audit framework (including any changes or additions) at the end of each quarter, beginning from January 2022.